1. Organization and Nature of Business

Reliance Worldwide Investments, LLC (the "Company") is a correspondent broker-dealer and investment banking firm. The Company is registered with the Securities and Exchange Commission (SEC), the Municipal Securities Rulemaking Board (MSRB) and applicable states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a Wyoming single member Limited Liability Company wholly owned by one individual.

2. Significant Accounting Policies

Basis of Presentation – The financial statements include the accounts of the Company. The Company has no subsidiaries and is engaged in business as a correspondent broker-dealer. On June 25, 2007, the SEC granted the Company's registration pursuant to Section 15(b) of the Securities Exchange Act of 1934 and FINRA granted the Company's application for membership. FINRA approved the Company to conduct the following types of business: broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, mutual find retailer, U.S. government securities broker, municipal securities broker, put and call broker or dealer or option writer and private placement of securities. The Company's scope of approved services was expanded on March 22, 2010 with an amendment to its Form BD adding investment banking. The target market for these investment banking services is privately-held lower middle market businesses.

Use of Estimates – The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company has elected to be taxed as an S-corporation for income tax purposes. Profits and losses of the Company are thus passed through to the individual tax return of the managing member and no income tax allowances are included in these financial statements. As of December 31, 2015, the Company's tax returns for the years 2012 through 2014 are subject to review by its taxing jurisdictions.

The accounting standard FASB ASC 740, Income Taxes, on accounting for uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained when challenged or when examined by the applicable tax authority. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available, or when an event occurs that requires a change. For the year ended December 31, 2015, the Company has determined that there were no material uncertain tax positions.

2. Significant Accounting Policies – (continued)

Depreciation – Depreciation is recorded in the financial statements using the Internal Revenue Code prescribed lives and accelerated methods. The depreciation expense for the year ended December 31, 2015 was $13,994.

Asset Category	Cost	Method
Furniture and Fixtures	$25,433.89	7 year SL
Leasehold Improvements	$220,216.64	39 year SL/MM Convention
VOIP Telephone Equipment	$1,838.16	5 year SL
Computer Hardware	$22,909.25	5 year SL
Total	$270,397.94	

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held or sale in the ordinary course of business.

3. Related Party

The sole member of Reliance Worldwide Investments, LLC is also the sole member of Global Investments, LLC, owner of the property that the Company leases at 900 Tri-State Parkway, Gurnee, IL 60031, (See Note 4). This lease commitment is treated as an arm's length transaction by both parties.

4. Commitments

The Company had a commercial office space rental agreement for its furnished premises at 1240 Barclay Boulevard, Buffalo Grove, IL 60089 that expired on December 31, 2014. An addendum to that rental agreement extended the agreement on a month to month basis until December 31, 2019. On July 18, 2015 the Company provided notice, pursuant to the terms of that agreement that it would terminate that rental agreement effective August 31, 2015. The landlord accepted the notice and the agreement was terminated with no additional rental payment due. The total rent paid during 2015 was $4,815.

The Company also has a commercial office space lease agreement with Global Investments, LLC, a related party, for Unit 900 at 900 Tri-State Pkwy, Gurnee, IL 60031. This lease agreement was effective January 1, 2013 and extended to December 31, 2015, with an option to renew for two additional years. On August 1, 2015, the Company provided notice to Global Investments, LLC that it was exercising its right under its existing lease to extend the term of that lease for the additional two-year period. The total rent paid during 2015 was $62,132.

Future minimum monthly payments under this agreement are as follows:

YEAR	AMOUNT
2016	5,316
2017	5,476

5. Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified buy FASB ASC 830, are used to measure fair value.

That fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2015 are as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$951,516	-	-	$951,516
Total	$951,516	-	-	$951,516

6. Cash Deposit

Cash of $31,951 is segregated in the Hilltop Securities (formerly Southwest Securities prior to the completion of the merger in October, 2015) clearing account. An initial deposit of $30,000 was required by Southwest Securities and the additional balance is interest earned in prior years. No interest was earned on this account for the year ended December 31, 2015.

In addition, the Company maintains its other cash accounts at commercial banks. The Federal Deposit Insurance Corporation (FDIC) guarantee up to $250,000 for accounts at a bank. At various times throughout the year, the Company had cash balances deposited which exceeded the FDIC limit. The risk is managed by maintaining all deposits in a high quality financial institution and management believes the Company is not exposed to any significant credit risk related to cash. At December 31, 2015, the Company exceeded the insured limit by approximately $300,672.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3.1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $953,421, which was $948,421 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.15 to 1.

8. Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances ae insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2015, the Company had balances in excess of insired limits totaling $300,672. The Company has not experienced any losses in such accounts.

9. Subsequent Events

The Company has evaluated subsequent events through February 24, 2016, the date which the financial statements were available to be issued.